Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(1,343)	$(992)	$(677)	$(62)	$7
Plus: Fixed charges	464	556	693	569	607

Earnings available to cover fixed charges	$(879)	$(436)	$16	$507	$614

Fixed charges:
Interest, including amortization of deferred financing costs (a)	$402	$497	$632	$512	$553
Interest portion of rental payment	62	59	61	57	54

Total fixed charges	$464	$556	$693	569	$607

Ratio of earnings to fixed charges (b)	-	-	-	-	1.01x

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Related to the debt under vehicle programs	$266	$356	$361	$313	$263
All other	136	141	271	199	290

	$402	$497	$632	$512	$553

Does not include interest expense from discontinued operations of $87 million, $163 million and $371 million for the years ended December 31, 2006, 2005 and 2004, respectively.
(b)	Earnings were not sufficient to cover fixed charges in 2008, 2007, 2006 and 2005.

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